UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
Amendment No. 4

HPEV, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

404273 10 4

(CUSIP Number)

Jay A. Palmer

Spirit Bear Limited

1470 1st Avenue – No. 4A

New York, NY 10075

Tel.: 212-717-5425

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 16, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 404273 10 4

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SPIRIT BEAR LIMITED EIN 27-1347181
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,491,054
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 14,491,054
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,491,054
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4%*
14.	TYPE OF REPORTING PERSON (see instructions) CO

* See Item 5 of Amendment No. 3 for a discussion of this calculation.

CUSIP No. 404273 10 4

This Amendment No. 4 (“Schedule 13D/A”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on December 21, 2012, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on February 8, 2013, Amendment No. 2 to Schedule 13D filed with the SEC on April 24, 2013, and Amendment No. 3 to Schedule 13D (“Amendment No. 3”) filed with the SEC on August 22, 2013 (collectively, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (the “Common Stock”), of HPEV, Inc. (the “Issuer”) [symbol OTCQB:WARM]. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

This Schedule 13D/A is being filed solely for the purpose refiling the exhibits that were filed with Amendment No. 3 to correct inadvertent errors contained in such previously filed exhibits. Exhibit 99.1 is being refiled because the version filed with Amendment No. 3 was not the final version delivered to the Issuer and, among other immaterial differences, included the addresses of certain individuals to receive copies of the letter that were not included in the final version. Exhibit 99.2 is being filed solely to reflect that the Reporting Person has not received an executed copy signed by the Issuer and the version filed with Amendment No. 3 inadvertently included a conformed signature for Tim Hassett as signatory on behalf of the Issuer.

Item 7.     Material to Be Filed as Exhibits

Exhibit 99.1	Letter Regarding Demand for Documents and Demand to Cease and Desist Unauthorized: (1) Issuance of HPEV, Inc. Equity or Debt; and (2) Payment of Salaries to Executive Officers.
Exhibit 99.2	Letter Agreement, between HPEV, Inc. and Spirit Bear Limited, dated August 7, 2013.

CUSIP No. 404273 10 4

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2013

SPIRIT BEAR LIMITED By: /s/ Jay A. Palmer Jay A. Palmer, President

Exhibit 99.1

VIA HAND DELIVERY

HPEV, Inc.

c/o Melissa Smiley, Registered Agent

9680 W. Tropicana Ave., Suite 125

Las Vegas, Nevada 89147

VIA EMAIL & FEDERAL EXPRESS

David Lubin, Esq.

David Lubin & Associates, PLLC

10 Union Avenue, Suite 5

Lynbrook, NY 11563

david@dlubinassociates.com

Re:	Demand for Documents and Demand To Cease & Desist Unauthorized: (1) Issuance of HPEV, Inc. Equity Or Debt; and (2) Payment of Salaries To Executive Officers

Dear Mr. Lubin:

We are Nevada Counsel to Spirit Bear Limited ("Spirit Bear") and Mr. Jay Palmer in his capacity as a director of HPEV, Inc., a Nevada corporation (“HPEV”).

As you are aware, Spirit Bear contends that the management of HPEV has issued equity or debt without authority and has paid salaries to its officers in violation of its agreements with Spirit Bear and its public filings. The only authorization currently existing from the Board for the issuance of equity or debt is the Unanimous Written Consent of the Directors of HPEV, Inc., a Nevada Corporation, dated February 20, 2013, (the “UWC”) which authorized the CEO and President “to continue negotiating and finalize the specific terms of the investment of up to $3.2 million” and that clearly related to a specific investment being negotiated at that date (according to the version of the UWC originally provided to our clients) with a particular California accredited investor to whom a presentation had already been made prior to February 20, 2013. No other authorization to issue equity exists and, as a result, any other issuances that have occurred, or that may occur, would be invalid.

RENO OFFICE: 50 WEST LIBERTY STREET, SUITE 1100 • RENO, NEVADA 89501 • (775) 788-8666 • FAX (775) 788-8682

CARSON CITY OFFICE: 410 SOUTH CARSON STREET • CARSON CITY, NEVADA 89701 • (775) 841-2115 • FAX (775) 841-2119

LIONEL SAWYER & COLLINS

ATTORNEYS AT LAW

HPEV, Inc.

August 16, 2013

Demand for Records

In Nevada, a director of a corporation has the right to inspect the books and records of the corporation and the corporation is required to promptly honor the director's reasonable request. Refusal to permit such inspection is a violation of Nevada law. Thus, it is imperative that HPEV promptly provide to Mr. Palmer all books, records, expense reports, agreements, presentations, and documents of any kind regarding: (a) all equity or debt issued by HPEV management since January 1, 2013; and (b) all compensation disbursed to HPEV's executive officers since January 1, 2013, together with an accounting of such disbursements. Therefore, on behalf of Mr. Palmer, we demand that HPEV immediately provide these records to him.

Demand to Cease and Desist

At this time, Spirit Bear, on behalf of the shareholders of HPEV, and Mr. Palmer, in his capacity as a director, further demand that the management of HPEV immediately cease and desist issuing any equity or debt.

With respect to the compensation of executive directors, Spirit Bear, on behalf of the shareholders of HPEV, and Mr. Palmer, in his capacity as a director, further demand that:

•	HPEV immediately cease and desist paying its C.E.O., Timothy J. Hassett, a salary or fee of more than $10,000 per month;
•	HPEV immediately cease and desist paying its President, Theodore H. Banzhaf, a salary or fee of more than one dollar ($1.00) per month;
•	HPEV immediately cease and desist paying its Vice President, Judson Bibb, a salary or fee of more than $6,000 per month;
•	HPEV immediately cease and desist paying its C.F.O., Quentin Ponder, a salary or fee of more than $7,500 per month;
•	Mr. Hassett immediately disgorge to HPEV all of the salary or fees paid to him by HPEV in excess of $10,000 per month since January 1, 2013;
•	Mr. Banzhaf immediately disgorge to HPEV all of the salary or fees paid to him by HPEV in excess of one dollar ($1.00) per month since January 1, 2013;
•	Mr. Bibb immediately disgorge to HPEV all of the salary or fees paid to him by HPEV in excess of $6,000.00 per month since January 1, 2013; and
•	Mr. Ponder immediately disgorge to HPEV all of the salary or fees paid to him by HPEV in excess of $7,500.00 per month since January 1, 2013.

LIONEL SAWYER & COLLINS

ATTORNEYS AT LAW

HPEV, Inc.

August 16, 2013

Please email me (mcouvillier@lionelsawyer.com) or fax me (702-383-8845) written confirmation by 5:00 p.m. (PDT), Wednesday, August 21, 2013, that HPEV will comply with all of the foregoing demands. If I do not receive confirmation as requested, our clients may pursue a derivative action or take any and all other necessary action.

Finally, by this letter, HPEV is given notice not to destroy, conceal or alter any data or documents, including any data or documents stored electronically in any media or location (e.g., computers, smart phones, backup tapes), especially data or information concerning, inter alia, solicitation of investors, issuance of equity or debt, compensation of all officers and employees, payments to all officers and employees, all corporate minutes and all corporate resolutions since January 1, 2013. HPEV is also to preserve and not destroy all passwords, decryption procedures (including, if necessary, the software to decrypt the files); network access codes, ID names, manuals, tutorials, written instructions, decompression or reconstruction software, and any and all other information and things necessary to access, view and (if necessary) reconstruct any relevant electronic data through discovery. As you know, HPEV’s failure to comply with this notice can result in severe sanctions being imposed by the Court and liability in tort for spoliation of evidence or potential evidence.

Very truly yours, /s/ Maximiliano D. Couvillier III, Esq. Maximiliano D. Couvillier III, Esq.

Exhibit 99.2

HPEV, INC.

27420 Breakers Drive

Wesley Chapel, FL 33544

August 7, 2013

Spirit Bear Limited

1470 First Ave. – No. 4A

New York, NY 10075

Gentlemen:

Reference is hereby made to the (i) Registration Rights Agreement dated December 14, 2012 (the “Registration Rights Agreement”) between HPEV, Inc. (the “Company”) and the signatory thereto and (ii) Warrant No. W-P-1a (the “Warrant”) issued to Spirit Bear Limited to purchase up to 2,000,000 shares of common stock of the Company. Capitalized terms used herein not otherwise defined shall have the meanings ascribed to such terms in the Registration Rights Agreement and the Warrant.

Pursuant to Section 3(c)(ii) of the Warrant, if the Company fails to maintain the effectiveness of the Registration Statement in accordance with the Registration Rights Agreement, the number of Series W-1 Warrant Shares shall be increased 25%. The undersigned hereby waives its right to an additional 500,000 Series W-1 Warrant Shares, provided that:

1. The Company files, by no later than the second business day after the Company files its Quarterly Report on Form 10-Q for the period ended June 30, 2013, a post-effective amendment with respect to the Registrable Securities.

2. The Company shall cooperate expeditiously with the holders of the outstanding Series A Convertible Preferred Stock in effecting the conversion of said shares to shares of common stock of the Company in accordance with the terms thereof.

3. The Company shall cause its counsel to issue to the transfer agent a written opinion of counsel, acceptable to the transfer agent and to Spirit Bear’s counsel, so that the shares of common stock issued upon conversion of the preferred stock can be issued without a restrictive legend.

Sincerely,

HPEV, Inc.

By: _____________________
Tim Hassett
President

AGREED AND ACCEPTED

THIS 7th DAY OF AUGUST, 2013:

Spirit Bear Limited

By: /s/ Jay A. Palmer

         Name: Jay A. Palmer

        Title: President